SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR COPEL 12/07 - 11/12/2007

Noptice to the Market
COFINS provision

     Pursuant to CVM Instruction 358/2002, Companhia Paranaense de Energia-Copel hereby informs the market that:

- COPEL reversed to the income, in December 2006, the provision for COFINS tax on power transactions between June 1999 and June 2001, in the amount of R$ 197 million, on account of a ruling by the Superior Court of Justice in favor of the Company, which rendered the risk of future disbursement remote.

- However, in September 2007, the Superior Court of Justice, despite all forecasts and in a reversal of the Courts own traditional understanding, ruled in favor of the appeal against COPEL, rejecting the Companys claim of lapsing of the Governments right to take legal action, pursuant to the vote of the Reporting Justice. Even though this ruling may be appealed, one must take into account that it resulted from the adoption by the Justices of the Superior Court of Justice of an understanding which is the complete opposite of the one unanimously confirmed less than a year ago. Thus, it is unlikely that this ruling will be changed yet again by the same Justices. In addition, there are few legal means available to request that this issue be reexamined by the Federal Supreme Court.

- In light of this unforeseen ruling by the Superior Court of Justice, the risk of disbursement of COFINS tax amounts by the Company, which was remote, was reclassified by our counsel as likely. Thus, in the third quarter the Company will set aside a provision in the amount of R$ 170 million, which corresponds to the COFINS tax restated principal amount plus charges.

Curitiba, November 12, 2007

Sincerely,
Paulo Roberto Trompczynski
CFO and Investor Relations Officer

For additional information, please contact Copel's Investor Relations team:
ri@copel.com or (55-41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2007

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.